Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 - 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S R E L E A S E

March 19, 2012
Toronto Stock Exchange (Venture) Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 62,582,641

WESTERN WIND ENERGY CORP. ADDED TO NASDAQ GLOBAL WIND ENERGY INDEX

Vancouver, BC – March 19, 2012 – Western Wind Energy Corp. – (Toronto Venture Exchange –“WND”) (OTCQX – “WNDEF”), is pleased that The NASDAQ OMX Group, Inc. (Nasdaq:NDAQ), and Clean Edge, Inc; announced today that Western Wind Energy Corp; is to be included to the index as a result of the semi-annual evaluation of the NASDAQ OMX® Clean Edge® Global Wind Energy Index (Nasdaq:QWND), which will become effective with the market open today.

The following 13 securities will be added to the Index: Dongkuk Structures & Construction Co. Ltd. (100130 KS), Guodian Technology & Environment Group (1296 HK), Beijing Jingneng Clean Energy Co. Ltd. (579 HK), Arise Windpower AB (AWP SS), Eolus Vind AB (EOLUB SS), Falck Renewables SpA (FKR IM), Greentech Energy Systems A/S (GES DC), GDF Suez (GSZ FP), Iberdrola SA (IBE SM), China Ming Yang Wind Power Group Ltd. (NYSE:MY), PNE Wind AG (PNE3 GY), Terna Energy SA (TENERGY GA), and Western Wind Energy Corp. (TXVX:WND).

The Index is designed to act as a transparent and liquid benchmark for the global wind energy sector. The Index includes companies that are primarily manufacturers, developers, distributors, installers, and users of energy derived from wind sources. The securities must also meet other eligibility criteria, which include minimum requirements for market capitalization and average daily dollar trading volume. The

NASDAQ OMX® Clean Edge® Global Wind Energy Index is evaluated semi-annually in March and September. For more information about the NASDAQ OMX® Clean Edge® Global Wind Energy Index, including detailed eligibility criteria, visit https://indexes.nasdaqomx.com/.

The NASDAQ OMX Clean Edge Global Wind Energy Index is the basis for the PowerShares Global Wind Energy Portfolio (Nasdaq:PWND), which seeks investment results that correspond generally to the price and yield of the NASDAQ OMX Clean Edge Global Wind Energy Index before fees and expenses.

About Western Wind Energy Corp.

Western Wind Energy Corp. (OTCQX: WNDEF; TSX.V: WND) trades in the United States on the OTCQX under the symbol “WNDEF” and on the TSX Venture Exchange under the symbol “WND”. Western Wind is a vertically integrated renewable energy production company that directly owns over 165.5 MW of rated solar and wind capacity in production in the States of California and Arizona. Western Wind further owns substantial additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and operating wind and solar energy generating facilities. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:
Lawrence Casse

Email: alphaedgeinc@gmail.com
Telephone: (416) 992-7227

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.